ALTRUST FINANCIAL SERVICES, INC.

811 2ND AVENUE S.W. — CULLMAN, ALABAMA 35055-4222

October 31, 2007

Mr. John P. Nolan

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Altrust Financial Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Forms 10-Q for the Quarterly Periods Ended March 31, 2007 and June 30, 2007
File No. 000-51298

Dear Mr. Nolan:

We appreciate your letter of October 18, 2007. We are filing an amended form 10-K for the year ended December 31, 2006 to include a signed and dated report from our independent accounting firm. We are including the entire text of amended Item 8 and our amended Form 10-K/A, including the updated certifications from our appropriate officers.

We acknowledge that:

1.	The Company is responsible for the adequacy and accuracy of the disclosures in these filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to these filings; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Yours very truly,

/s/ Lionel Powell
Lionel Powell
Chief Financial Officer